VNU

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications /
Investor Relations

04046821

Date	December 6, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed a press release dated December 6, 2004:

COURT IN ANTITRUST CASE AGAINST ACNIELSEN REJECTS IRI PRICING THEORY

With kind regards,
VNU bv

Rob de Meel
Senoir Vice President

dlw 12/21

1.1.001 02.99

vnu

Press release

Date December 6, 2004

SEC MAIL PROCESSING
RECEIVED
DEC 15 2004
WASH, D.C. 202 SECTION

COURT IN ANTITRUST CASE AGAINST ACNIELSEN REJECTS IRI PRICING THEORY

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that its ACNielsen business unit won an important ruling in the antitrust lawsuit by Information Resources, Inc. (IRI) against ACNielsen.

The 1996 lawsuit includes claims that ACNielsen unlawfully priced certain customer contracts below cost and "bundled" contracts by offering discounts to customers in countries where ACNielsen faced no competition on the condition that the customer purchase from ACNielsen in markets where it had competition.

In an order issued last Friday, the Court ruled for ACNielsen, determining that the economic analysis on which IRI had relied to establish alleged unlawful below-cost pricing and bundling is inadmissible as a matter of law. The Court ruled that IRI's expert report on liability and damages, to the extent it relied on the improper analysis can not be presented at trial.
Specifically, the Court ruled that IRI is barred from arguing that ACNielsen's pricing practices or discounts were illegal or anti-competitive unless IRI can prove they involved prices below short-run average variable cost, which must be calculated without the inclusion of certain costs designated by ACNielsen as "Fixed Operations" costs. The Court also ruled that the same standard applies in determining the legality of bundled discounts, with discounts offered in noncompetitive markets subtracted from ACNielsen's prices in the competitive markets. The analysis relied on by IRI to support the claims of below-cost pricing and bundling impermissibly included Fixed Operations costs as part of the relevant cost structure.

While there will be further proceedings on this and other issues in the case, VNU believes that the Court's rejection of IRI's arguments seriously impairs IRI's antitrust claims. VNU believes that IRI's claims are wholly without merit.

VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com